ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER

Investment Managers Series Trust		07873114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	December 31, 2014 to December 31, 2015	/S/ Joseph Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
o Advisory Research MLP & Equity Fund	August 31, 2015
o Oak Ridge Dynamic Small Cap Fund	September 30, 2015
o Oak Ridge International Small Cap Fund, each a series of:	September 30, 2015
Investment Managers Series Trust

o Falcon Focus SCV Fund	August 13, 2015
o Kaizen Hedged Premium Spreads Fund, each a series of:	August 3, 2015
Investment Managers Series Trust II

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

Investment Managers Series Trust		07873114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	December 31, 2014 to December 31, 2015	/S/ Joseph Costello

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
o Stone Toro Long Short Fund	August 19, 2015
o Stone Toro Market Neutral Fund	August 19, 2015
o Ramius Hedged Alpha Fund	September 4, 2015
o Ramius Strategic Volatility Fund, each a series of:	September 4, 2015
Investment Managers Series Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

APPROVAL OF AMENDMENT TO FIDELITY BOND

RESOLVED, that the appropriate officers of the Trust are authorized and directed to amend the Trust’s joint fidelity bond to update the current series of the Trust; and it is

RESOLVED FURTHER, that the Secretary or any Assistant Secretary of the Trust is directed to make the filings and give the notices required by Rule 17g-1 under the Investment Company Act of 1940; and it is

RESOLVED FURTHER, that the proper officers of the Trust be, and each of them is, authorized to execute such documents and to take such further actions in the name of the Trust and on its behalf as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.